Exhibit (a)(5)(i)

1025 Eldorado Boulevard

Broomfield, Colorado 80021

www.Level3.com

NEWS RELEASE

Level 3 contacts:

Media:	Josh Howell	Investors:	Robin Grey
	720-888-2517		720-888-2502

	Chris Hardman		Valerie Finberg
	720-888-2292		720-888-2501

Level 3’s Wholly Owned Subsidiary, Broadwing Corporation, Announces Required Tender Offer

for its 3.125% Convertible Senior Debentures due 2026

BROOMFIELD, Colo., January 12, 2007—Level 3 Communications, Inc. (NASDAQ: LVLT) announced today that its wholly owned subsidiary, Broadwing Corporation, has commenced an offer to repurchase any and all of Broadwing’s outstanding 3.125% Convertible Senior Debentures due 2026 (the “Debentures”). The indenture governing the Debentures requires Broadwing to make the offer as a result of the merger (the “Merger”) on January 3, 2007 of (i) Level 3 Services, Inc., a wholly owned subsidiary of Level 3 (“Merger Sub”), with and into Broadwing and (ii) Broadwing with and into Level 3 Colorado, Inc., a wholly owned subsidiary of Level 3 (“Sister Subsidiary”), pursuant to an Agreement and Plan of Merger dated as of October 16, 2006, as amended by an Amendment dated as of November 21, 2006, by and among Level 3, Broadwing, Merger Sub and Sister Sub. As part of the Merger, Sister Subsidiary changed its name to Broadwing Corporation.

Broadwing is offering to purchase the Debentures for cash at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with $7.29 per $1,000 principal amount, representing accrued and unpaid cash interest to, but excluding, February 9, 2007. In the event that all of the outstanding Debentures are tendered in the tender offer, the aggregate purchase price required for Broadwing to purchase the tendered Debentures is estimated to be approximately $181,312,500. The tender offer for the Debentures will expire at 11:59 p.m., Eastern Time, on Friday, February 9, 2007, unless extended or earlier terminated. Holders may withdraw their tendered Debentures at any time prior to the expiration time. As required by the indenture governing the Debentures, on February 9, 2007, Broadwing will purchase all Debentures properly tendered and not withdrawn. All Debentures purchased pursuant to Broadwing’s offer will be retired upon purchase. Broadwing expects to fund the tender offer with cash on hand.

As a result of the Merger, each $1,000 principal amount of the Debentures is now convertible at the option of the holder at any time and from time to time into $492.77 in cash and 80.789 shares of Level 3 common stock, representing a conversion price equal to the consideration payable to Broadwing stockholders in the Merger of (i) $8.18 in cash per share of Broadwing, multiplied by 60.241, and (ii) 1.3411 shares of Level 3 common stock, multiplied by 60.241. Additionally, as a result of the Merger, a make-whole premium will be paid on Debentures converted prior to February 17, 2007, consisting of (i) 14.969 additional shares of Level 3 common stock and (ii) an additional $91.31 in cash per $1,000 principal amount of Debentures. On January 11, 2007, the last reported sale price of Level 3’s common stock (into which the Debentures are convertible) on the Nasdaq Global Select MarketTM was $6.48. Fractional shares of Level 3 common stock will not be issued upon conversion. Instead, Level 3 will pay cash for any shares of fractional Level 3 common stock holders would otherwise have received.

Neither Level 3’s Board of Directors, Broadwing’s Board of Directors nor any other person makes any recommendation as to whether holders of Debentures should choose to tender their Debentures in this offer, and no one has been authorized to make such a recommendation.

This press release is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities with respect to the Debentures. The offer to purchase will be only pursuant to, and the Debentures may be tendered only in accordance with, the Notice of Designated Event and Offer To Purchase dated January 12, 2007 and related Letter of Transmittal. Holders of Debentures may obtain the Notice of Designated Event and Offer to Purchase and Letter of Transmittal through the paying agent, The Bank of New York, 101 Barclay Street - 8 West, New York, NY 10286, Attn: Corporate Trust Reorganization Unit, facsimile number (212) 298-1915.

HOLDERS OF BROADWING’S OUTSTANDING 3.125% CONVERTIBLE SENIOR DEBENTURES DUE 2026 AND OTHER INTERESTED PARTIES ARE URGED TO READ BROADWING CORPORATION’S NOTICE OF DESIGNATED EVENT AND OFFER TO PURCHASE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BROADWING CORPORATION AND THE OFFER.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may be obtained without charge at Broadwing Corporation’s website, www.broadwing.com, or by directing a request to Broadwing Corporation’s investor relations department at Broadwing Corporation, Investor Relations, 1122 Capital of Texas Highway, South Austin, TX 78746.

About Level 3 Communications

Level 3 Communications, Inc. (Nasdaq: LVLT), an international communications company, operates one of the largest Internet backbones in the world. Through its customers, Level 3 is the primary provider of Internet connectivity for millions of broadband subscribers. The company provides a comprehensive suite of services over its broadband fiber optic network including Internet Protocol (IP) services, broadband transport and infrastructure services, colocation services, voice services and voice over IP services. These services provide building blocks that enable Level 3’s customers to meet their growing demands for advanced communications solutions. The company’s Web address is www.Level3.com.

“Level 3 Communications,” “Level 3” and the Level 3 Communications logo are registered service marks of Level 3 Communications, Inc. in the United States and/or other countries. Any other product and company names herein may be trademarks of their respective owners. Level 3 services are provided by wholly owned subsidiaries of Level 3 Communications, Inc.

Forward-Looking Statement

Some of the statements made by Level 3 in this press release are forward-looking in nature. Actual results may differ materially from those projected in forward-looking statements. Level 3 believes that its primary risk factors include, but are not limited to: increasing the volume of traffic on Level 3’s network; developing new products and services that meet customer demands and generate acceptable margins; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; stabilizing or reducing the rate of price compression on certain of our communications services; integrating strategic acquisitions; attracting and retaining qualified management and other personnel; and the ability to meet all of the terms and conditions of our debt obligations. Additional information concerning these and other important factors can be found within Level 3’s filings with the Securities and Exchange Commission. Statements in this release should be evaluated in light of these important factors.